UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                         Amendment No. 2

                           Plexus Corp.
                         (Name of Issuer)

             Common Stock, $0.01 Par Value Per Share
                  (Title of Class of Securities)

                           729132 10 0
                          (CUSIP Number)

                           Don L. Jury
                    225 North Richmond Street
                        Appleton WI 54911
                          (920) 739-7781

   (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                        September 8, 1999
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

                           SCHEDULE 13D

CUSIP No.  729132 10 0

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Allan C. Mulder

2.   Check the Appropriate Box if a Member of a Group
     (a)  [ ]            (b)  [x]

3.   SEC Use Only

4.   Source of Funds
          N/A

     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
          Florida

     Number of Shares Beneficially Owned by Each Reporting Person
     With:

7.   Sole Voting Power

          580,087

8.   Shared Voting Power
          0

9.   Sole Dispositive Power

          580,087

10.  Shared Dispositive Power
          0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          580,087

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares
          [x]

13.  Percent of Class Represented by Amount in Row (11)

          3.3%

14.  Type of Reporting Person
          IN

Item 1.   Security and Issuer.

Name of Issuer and Address of Principal Executive Offices:

          Plexus Corp.
          55 Jewelers Park Drive
          P.O. Box 156
          Neenah WI 54956

Security to Which This Statement Relates:

          Common Stock, $.01 Par Value ("Plexus Common")

Item 2.   Identity and Background.

(a)-(c) and (f).  This Schedule 13D is filed on behalf of Allan
C. Mulder, a Florida resident individual and a United States citizen ("Mulder"). Mulder is retired. The principal address of Mulder is 10618 Spicewood Trail, Boynton Beach, Florida 33436.

(d) and (e). During the last five years, Mulder has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     N/A

Item 4.   Purpose of the Transaction.

     N/A

Item 5.   Interest in Securities of the Issuer.

(a), (b) and (c).

     On September 8, 1999, Mulder disposed of, by gift, 75,000 shares of Plexus. Other than the foregoing, there have been no transactions by Mulder with respect to Plexus Common during the sixty days preceding the date of this Schedule 13D.

     As of the date hereof, the undersigned has sole voting and dispositive power with respect to 580,087 shares of Plexus Common. As of December 15, 1999, Plexus reported outstanding 17,637,644 shares of Plexus Common. Shares of Plexus Common which are beneficially owned by Mulder therefore represent 3.3% of the currently outstanding shares of Plexus Common.

     In addition, Mulder owns a non-controlling interest in Mulder Company LLC ("LLC"). Mulder was formerly a controlling person of LLC, but has ceased to control it during 1999. While Mulder has an economic interest in 173,019 of the shares of Plexus Common held by LLC, Mulder does not have voting or dispositive power in respect of those shares.

     (d). None.

(e). As a result of a combination of the September 8, 1999 gift transaction discussed above, the cessation of control in LLC and the issuance of shares of Plexus Common on July 24, 1999 in Plexus' acquisition of SeaMED Corporation, Mulder has ceased to own in excess of 5% of the shares of Plexus Common.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

   There are no contracts, arrangements, understandings or relationships between Mulder and any other person with respect to any securities of Plexus.

Item 7.   Material to be Filed as Exhibits.

   N/A



                            SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Date:  December 28, 1999        ALLAN C. MULDER*
                                Allan C. Mulder

                           *By   /s/ Don L. Jury
                                Don L. Jury, attorney-in-fact